SATURNA CAPITAL CORPORATION
1300 North State Street
Bellingham, Washington 98225

January 19, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:  	Joint Fidelity Bond (No. 89265123B) for:
      Amana Mutual Funds Trust, File Nos. 002-96924; 811-04276
      Saturna Investment Trust, File Nos.  33-13247; 811-05071

Dear Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act, hereby enclosed for filing with the U.S. Securities and Exchange Commission on behalf of Amana Mutual Funds Trust and Saturna Investment Trust and their respective series (the ?Funds?) are the following:

(1)	 A copy of the Joint Fidelity Bond, including Riders
1-15, renewed from December 15, 2023, through December 15,
2024;

(2)	A copy of the Secretary Certificate executed by the
Secretary of the Funds certifying the resolutions of the members of each Fund?s Board of Trustees who are not ?interested persons? of the Funds, approving the amount, type, form, and coverage of the Joint Fidelity Bond and the portion of the premium to be allocated to and paid by each Fund (?Exhibit A?);

(3)	A memorandum showing the amount of the single insured
bond which each investment company would have provided and maintained had it not been named as an insured under the Joint Fidelity Bond (?Exhibit B?); and

(4)	copies of the form of agreements among the Funds and
all of the other named insureds under the Joint Fidelity
Bond, as required by Rule 17g-1(f) (?Exhibit C? and
?Exhibit D?).

The premium for the Joint Fidelity Bond has been paid for the above-referenced period. Please contact me at (360) 734-9900, ext. 1804, if you need any further information.

Sincerely,
/s/ Elliot S. Cohen
Elliot S. Cohen
Secretary
ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND




ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group
1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE
This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.
Item 1.	Name of Insured (the ?Insured?)
	Bond Number
	Saturna Capital Corporation	89265123B

	Principal Office: 	Mailing Address:
	1300 N. State Street	1300 N. State Street
	Bellingham, WA 98225	Bellingham, WA 98225


Item
2.
Bond Period: from
12:01 a.m. on
December 15,
2023
, to 12:01
a.m. on
December 15,
2024
,
or
the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item
3.
Limit of Liability?

Subject to Sections 9, 10 and 12 hereof:



LIMIT OF
LIABILITY
DEDUCTIBLE
AMOUNT

Insuring
Agreement A-
FIDELITY
$3,700,000
$50,000

Insuring
Agreement B-
AUDIT EXPENSE
$50,000
$10,000

Insuring
Agreement C-
ON PREMISES
$3,700,000
$50,000

Insuring
Agreement D-
IN TRANSIT
$3,700,000
$50,000

Insuring
Agreement E-
FORGERY OR ALTERATION
$3,700,000
$50,000

Insuring
Agreement F-
SECURITIES
$3,700,000
$50,000

Insuring
Agreement G-
COUNTERFEIT CURRENCY
$3,700,000
$50,000

Insuring
Agreement H-
UNCOLLECTIBLE ITEMS OF
DEPOSIT
$25,000
$5,000

Insuring
Agreement I-
PHONE/ELECTRONIC
TRANSACTIONS
$3,700,000
$50,000

If ?Not Covered? is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.

OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring
Agreement J-
COMPUTER SECURITY
$3,700,000
$50,000

Insuring
Agreement M-
SOCIAL ENGINEERING
FRAUD
$1,000,000
$50,000

Insuring
Agreement N-
PHONE/ELECTONIC
TRANSACTIONS -
INVESTMENT ADVISORY
CLIENTS
$3,000,000
$50,000

Item 4.	Offices or Premises Covered--All the Insured?s offices
or other premises in existence at the time this Bond
becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of
General Agreement A.
Item 5.	The liability of ICI Mutual Insurance Company (the
?Underwriter?) is subject to the terms of the following
Riders attached hereto:

Riders:	1-2-3-4-5-6-7-8-9-10-11-12-13-14-15

	and of all Riders applicable to this Bond issued during the Bond Period.

By: ____/S/ Maggie Sullivan__________			By: ____/S/
Catherine Dalton____________
      Authorized Representative					 Authorized
Representative


INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the ?Underwriter?), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (?Bond?), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.


INSURING AGREEMENTS

A.	FIDELITY

Loss resulting directly from any Dishonest or Fraudulent Act committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee; and EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss of Property resulting directly from any Mysterious Disappearance, or any Dishonest or Fraudulent Act committed by a person physically present in an office or on the premises of the Insured at the time the Property is surrendered, while the Property is (or reasonably supposed or believed by the Insured to be) lodged or deposited within the Insured?s offices or premises located anywhere, except those offices excluded by Rider; and EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss of Property resulting directly from any Mysterious Disappearance or Dishonest or Fraudulent Act while the Property is physically (not electronically) in transit anywhere in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company); and EXCLUDING loss covered under Insuring Agreement A. Property is ?in transit? beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.?
E.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance upon any Written, Original:

(1) 	bills of exchange, checks, drafts, or other written
orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, warrants, orders upon public treasuries, or letters of credit; or

(2) 	instructions, requests or applications directed to the
Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of money or Property, or giving notice of any bank account (provided such instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, and further provided such instructions, requests, or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, such shareholder or subscriber to shares issued by an Investment Company, or such financial or banking institution or stockbroker); or

(3) 	withdrawal orders or receipts for the withdrawal of
Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

which bear (a) a Forgery, or (b) an Alteration, but only to the extent that the Forgery or Alteration directly causes the loss.

Actual physical possession by the Insured or its authorized representative of the items listed in (1) through (3) above is a condition precedent to the Insured having relied upon the items.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES
Loss resulting directly from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability in reliance on any Written, Original Securities, where such loss results from the fact that such Securities prove to:

(1) 	be Counterfeit, but only to the extent that the
Counterfeit directly causes the loss, or

(2) 	be lost or stolen, or

(3) 	contain a Forgery or Alteration, but only to the extent
the Forgery or Alteration directly causes the loss,

and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules, or regulations of any Self-Regulatory Organization, whether or not the Insured was a member thereof.

?
This Insuring Agreement F does not cover loss covered under Insuring Agreement A.

Actual physical possession by the Insured or its authorized representative of the Securities is a condition precedent to the Insured having relied upon the Securities.

G.	COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Currency.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund?s customer,
shareholder or subscriber credited by the Insured or its agent to such person?s Fund account, or

(2)	any Item of Deposit processed through an automated
clearing house which is reversed by a Fund?s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured?s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss resulting directly from a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over
the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund
shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the
manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and?
     EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased;
or

(2)	any redemption of Investment Company shares which had been
improperly credited to a shareholder?s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	any redemption of shares issued by an Investment Company
where the proceeds of such redemption were requested (i) to be paid or made payable to other than an Authorized
Recipient or an Authorized Bank Account or (ii) to be sent to other than an Authorized Address;

(4)	the intentional failure to adhere to one or more
Phone/Electronic Transaction Security Procedures; or

(5)	a Phone/Electronic Transaction request transmitted by
electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures;
or

(6)	the failure or circumvention of any physical or electronic
protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, ?Fidelity? or Insuring Agreement J,
?Computer Security?.


GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES?CONSOLIDATION OR MERGER?
NOTICE

1.	Except as provided in paragraph 2 below, this Bond shall
apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond
Period.

2.	If during the Bond Period an Insured Investment Company
shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether
contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such
statement is true to the best of the knowledge of the person responsible for such statement.
?
C.	COURT COSTS AND ATTORNEYS? FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys? fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that:

1.	an Employee admits to having committed or is adjudicated to
have committed a Dishonest or Fraudulent Act which caused the loss; or

2.	in the absence of such an admission or adjudication, an
arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter?s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured?s name, through attorneys of the Underwriter?s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured?s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys? fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement
C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 under the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term ?loss? as used herein shall include an Insured?s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

?
THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	?Alteration? means the marking, changing or altering in a
material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	?Application? means the Insured?s application (and any
attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.	?Authorized Address? means (1) any Officially Designated
address to which redemption proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Shareholder of Record and received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Shareholder of Record at least 15 days prior to the effective date of such designation.

D.	?Authorized Bank Account? means any Officially Designated bank account to which redemption proceeds may be sent.

E.	?Authorized Recipient? means (1) the Shareholder of Record, or
(2) any other Officially Designated person to whom redemption proceeds may be sent.

F.	?Computer System? means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and
(5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

G.	?Convertible Virtual Currency? means Digital Assets that have an equivalent value in real currency, or that act as a substitute for real currency, including, without limitation, stablecoins and other cryptocurrency.

H.	?Counterfeit? means a Written imitation of an actual valid
Original which is intended to deceive and to be taken as the Original.

I.	?Currency? means a medium of exchange in current use
authorized or adopted by a domestic or foreign government as part of its official currency.

J.	?Deductible Amount? means, with respect to any Insuring
Agreement, the amount set forth under the heading ?Deductible Amount? in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

K.	?Depository? means any ?securities depository? (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

L.	?Digital Assets? mean any digital representations of value
which are recorded on cryptographically secured distributed ledgers or any similar technology, including, without limitation, Convertible Virtual Currency and Non-Fungible
Tokens.
M.	?Dishonest or Fraudulent Act? means any dishonest or
fraudulent act, including ?larceny and embezzlement? as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain an improper financial benefit for the perpetrator or any other person or entity. A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.
As used in this definition, ?improper financial benefit? does not include any employee benefits received in the course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

N.	?Electronic Transmission? means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

O.	?Employee? means:

(1)	each officer, director, trustee, partner or employee of
the Insured, and

(2)	each officer, director, trustee, partner or employee of
any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured
and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured,
while in any of the Insured?s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,
(b)	an underwriter (distributor),
(c)	a transfer agent or shareholder accounting
recordkeeper, or
(d)	an administrator authorized by written agreement to
keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee
(or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;
PROVIDED, that the term ?Employee? shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an ?affiliated person? (as defined in Section 2(a) of the Investment Company Act of
1940) of an Investment Company named as an Insured or of the adviser or underwriter of such Investment Company, or
(y) which is a ?Bank? (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)	each individual assigned, by contract or by any agency
furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)	each individual assigned to perform the usual duties of an
employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,
(b)	any nominee in whose name is registered any Security
included in the systems for the central handling of
securities established and maintained by any
Depository, and
(c)	any recognized service company which provides clerks
or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)	in the case of an Insured which is an ?employee benefit
plan? (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (?ERISA?)) for officers, directors or employees of another Insured (?In-House
Plan?), any ?fiduciary? or other ?plan official? (within the meaning of Section 412 of ERISA) of such In-House
Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered
Employees, except as provided in subsections (3), (6), and
(7).

P.	?Exchange? means any national securities exchange registered under the Securities Exchange Act of 1934.

Q.	?Forgery? means the physical signing on a document of the name of another person with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual?s own name, regardless of such individual?s authority, capacity or purpose.

R.	?Items of Deposit? means one or more checks or drafts.

S.	?Investment Company? or ?Fund? means an investment company
registered under the Investment Company Act of 1940.

T.	?Limit of Liability? means, with respect to any Insuring
Agreement, the limit of liability of the Underwriter for any
Single Loss covered by such Insuring Agreement as set forth
under the heading ?Limit of Liability? in Item 3 of the
Declarations or in any Rider for such Insuring Agreement.
U.	?Mysterious Disappearance? means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

V.	?Non-Fund? means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

W.	?Non-Fungible Tokens? mean Digital Assets that are unique
digital identifiers that are recorded on cryptographically secured distributed ledgers or any similar technology, and that are used to certify authenticity and/or ownership of unique assets that cannot be traded, divided, or exchanged at equivalency.

X.	?Officially Designated? means designated by the Shareholder of
Record:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee, or

(3)	in writing or by Electronic Transmission, where such
designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record to the Insured in writing at least 30 days prior to such callback.

Y.	?Original? means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

Z.	?Phone/Electronic Transaction? means any (1) redemption of
shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders,
(3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another
Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

AA.	?Phone/Electronic Transaction Security Procedures? means
security procedures for Phone/
Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

BB.	?Property? means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor?s declared financial condition at the time of the Insured?s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

CC.	?Securities? means original negotiable or non-negotiable
agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business transferable by physical delivery with appropriate endorsement or assignment. ?Securities? does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

DD.	?Security Company? means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

EE.	?Self-Regulatory Organization? means any association of
investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

FF.	?Shareholder of Record? means the record owner of shares
issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

GG.	?Single Loss? means:

(1)	all loss caused by any one act (other than a Dishonest or
Fraudulent Act) committed by one person, or

(2)	all loss caused by Dishonest or Fraudulent Acts committed
by one person, or

(3)	all expenses incurred with respect to any one audit or
examination, or

(4)	all loss caused by any one occurrence or event other than
those specified in subsections (1) through (3) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) and
(2) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

HH.	?Telefacsimile? means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

II.	?Written? means expressed through letters or marks placed upon paper and visible to the eye.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.	Loss resulting from (1) riot or civil commotion outside the
United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring
Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured?s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.	Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.	Loss resulting from any nonpayment or other default of any
loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E, or F.

E.	Loss resulting from any violation by the Insured or by any
Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self-Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E, or F.

F.	Loss resulting from Property that is the object of a
Dishonest or Fraudulent Act or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured?s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and
dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring
Agreement H.

H.	Loss in the form of (1) damages of any type for which the
Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an
office of the Insured as a result of kidnap, ransom, or extortion, or a threat

(1)	to do bodily harm to any person, except where the Property
is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement
A.

J.	All costs, fees, and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement
A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities
Exchange Act of 1934 or (2) an ?accredited investor? as defined in Rule 501(a) of Regulation D under the Securities
Act of 1933, which is not an individual.

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.	Loss resulting from any purchase, redemption or exchange of
securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment
Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or Fraudulent Act or
committed by an Employee as defined in Section 1.O(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or
the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

R.	Loss resulting from the theft, disappearance, destruction,
disclosure, or unauthorized use of confidential or personal information (including, but not limited to, trade secrets, personal shareholder or client information, shareholder or client lists, personally identifiable financial or medical information, intellectual property, or any other type of non-public information), whether such information is owned by the Insured or held by the Insured in any capacity (including concurrently with another person); provided, however, this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this Bond.

S.	All costs, fees, and other expenses arising from a data
security breach or incident, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and expenses related to notifying affected individuals.

T.	Loss resulting from vandalism or malicious mischief.

U.	Loss resulting from the theft, disappearance, or destruction of Digital Assets or from the change in value of Digital
Assets, unless such loss (1) is sustained by any investment company registered under the Investment Company Act of 1940 that is named as an Insured and (2) is otherwise covered under Insuring Agreement A.

?
SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured?s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter?s written consent.

SECTION 4. LOSS?NOTICE?PROOF?LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Insured shall provide the Underwriter with such information, assistance, and cooperation as the Underwriter may reasonably request.

See also General Agreement C (Court Costs and Attorneys?
Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys? fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional
Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H
St. NW, Washington, DC 20005, with an electronic copy to LegalSupport@icimutual.com.

?
SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third
party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered by this Bond has been or is likely to be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)	the value of any Property replaced by the Insured prior to
the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)	the value of Securities which must be produced to exercise
subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)	the value of books of accounts or other records used by
the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured?s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9.	NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND
TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. 	MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR
POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11.	OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12.	DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13.	TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured?s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter?s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s), the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s). The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14.	RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured?s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured?s business.

SECTION 15.	CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (?Systems?), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants? fund insuring the Depository against such loss (the ?Depository?s Recovery?); in such case the Underwriter shall be liable hereunder only for the Insured?s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured?s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository?s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository?s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and
(3) the Insured?s share of such excess loss shall be the amount of the Insured?s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16.	ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.	the total liability of the Underwriter hereunder for each
Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.	the Insured first named in Item 1 of the Declarations shall
be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with
(1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.	the Underwriter shall not be responsible or have any
liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purposes of Sections 4 and 13, knowledge possessed
or discovery made by any partner, officer or supervisory
Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be
covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute ?the Insured? for all
purposes of this Bond.

SECTION 17.	NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names
of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the
transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, ?control? means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18.	CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter?s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19.	COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC
SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

SECTION 20.	ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be Counterfeit, or contain a Forgery or Alteration, the Counterfeit, Forgery, or Alteration must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.





ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Saturna Brokerage Services, Inc.
Amana Mutual Funds Trust, a series trust consisting of:
o	Amana Developing World Fund
o	Amana Growth Fund
o	Amana Income Fund
o	Amana Participation Fund
Saturna Investment Trust, a series trust consisting of:
o	Idaho Tax-Exempt Fund
o	Saturna Sustainable Bond Fund
o	Saturna Sustainable Equity Fund
o	Sextant Bond Income Fund
o	Sextant Core Fund
o	Sextant Global High Income Fund
o	Sextant Growth Fund
o	Sextant International Fund
o	Sextant Short-Term Bond Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.




ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, or acts or omissions of (including services rendered by) any Insured which is not an Insured Fund (?Non-Fund Insured?) or any Employee of a Non-Fund Insured, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with:

(1)	services rendered by a Non-Fund Insured to an Insured
Fund, or to shareholders of such Insured Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

(2)	Investment Advisory Services rendered by a Non-Fund
Insured to an investment advisory client of such Non-
Fund Insured; or

(3)	Discount Brokerage Services rendered by Saturna
Brokerage Services, Inc.; or

(4)	Personal Financial Planning Services by Saturna Capital
Corporation to its personal financial planning services clients who are individuals; or

(5)	Donor Account Services rendered by Saturna Capital
Corporation to any Donor Advised Fund; or

(6)	in the case of a Non-Fund Insured substantially all of
whose business is rendering the services described in
(1) through (5) above, the general business, activities or operations of such Non-Fund Insured, excluding (a) the rendering of services (other than those described in (1) through (5) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund Insured, Insuring Agreements C and D only cover loss of Property which a Non-Fund Insured uses or holds, or in which a Non-Fund Insured has an interest, in each case wholly or partially in connection with the rendering of services described in items (1) through (5) above.


As used herein:

1.	?Investment Advisory Services? means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and
(b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

2.	?Discount Brokerage Services? means brokerage services to
shareholders of an Insured Fund, or to investment advisory clients of a Non-Fund Insured, in connection with the purchase or sale by such shareholders or investment advisory clients of securities issued by an entity that is not an Insured Fund.

3.	?Donor Account Services? means those services described in
Schedule A of the form of ?Account Servicing Agreement?
provided to the Underwriter on October 9, 2020.
4.	?Donor Advised Fund? means any fund or account organized and sponsored by the American Muslim Community Foundation for the
purposes of making charitable contributions.
5.	?Personal Financial Planning Services? shall mean the personal financial planning services that are specifically described in the Application, but not including solely Investment Advisory
Services.
For purposes of this Rider, Investment Advisory Services shall not include Personal Financial Planning Services.

It is further understood and agreed that as used herein, ?Personal Financial Planning Services? means the provision of financial plans to individuals for compensation and the provision of services related thereto, and may include specific recommendations for the implementation of such plans and advice with respect to tax planning, retirement planning, estate planning, insurance planning, budgeting and cash management, or similar types of financial advice, but not including solely Investment Advisory Services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.


ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, (?Affiliated Entity?), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.





ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring
Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring
Agreement shall have the following meanings:

a.	?Authorized User? means any person or entity designated
by the Insured (through contract, assignment of User
Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	?Computer Fraud? means the unauthorized entry of data
into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered
Computer System which:

(1)	is committed by any Unauthorized Third Party
anywhere, alone or in collusion with other
Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a)
to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)	causes (x) Property to be transferred, paid or
delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	?Computer Security Procedures? means procedures for
prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	?Covered Computer System? means any Computer System as to
which the Insured has possession, custody and control.

e.	?Unauthorized Third Party? means any person or entity
that, at the time of the Computer Fraud, is not an Authorized User.

f.	?User Identification? means any unique user name (i.e., a
series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this
Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, ?Fidelity,?
of this Bond; and

b.	Any loss resulting from the intentional failure to adhere
to one or more Computer Security Procedures; and

c.	Any loss resulting from a Computer Fraud committed by or
in collusion with:

(1)	any Authorized User (whether a natural person or an
entity); or

(2)	in the case of any Authorized User which is an
entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User
(?Related Entity?), or (c) any director, officer, partner, employee or agent of such Related Entity;
or

(3)	in the case of any Authorized User who is a natural
person, (a) any entity for which such Authorized
User is a director, officer, partner, employee or agent (?Employer Entity?), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (?Employer-Related Entity?), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

d.	Any loss resulting from physical damage to or destruction
of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith;
and

e.	Any loss not directly and proximately caused by Computer
Fraud (including, without limitation, disruption of business and extra expense); and

f.	Payments made to any person(s) who has threatened to deny
or has denied authorized access to a Covered Computer
System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, ?Single Loss,? as defined in Section 1.GG of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than
sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the
Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

FINRA BOND RIDER - DISCOUNT BROKER

In consideration of the premium charged for this Bond, it is hereby understood and agreed that with respect to Saturna
Brokerage Services, Inc. (?Discount Broker?) only, this Bond is amended as follows:

1.	For purposes of Insuring Agreement C (?On Premises?),
Section 2 (?Exclusions?), and Section 6 (?Valuation of
Property?), ?Property? shall be deemed to include furnishings, fixtures, supplies and equipment located within the office of and owned by the Insured; and

2.	For Purposes of Insuring Agreement C (?On Premises?),
?Mysterious Disappearance? shall be deemed to include
?misplacement?; and

3.	The last sentence of Section 1.O (Definitions ?
?Employee?) and Section 2.M are deleted; and

4.	The following statement is added to the Bond: ?The
Underwriter will use its best efforts to promptly notify the Financial Industry Regulatory Authority, Inc. in the event the Bond is cancelled, terminated or substantially modified. Failure to make such notification shall not impair or delay the effectiveness of any such cancellation, termination or substantial modification.?;
and

5.	The first sentence of the second paragraph of Section 13
(?Termination?) is amended to read as follows: ?The
Insured may terminate this Bond only by written notice to the Underwriter prior to the effective date of the termination, with such effective date specified in the notice;? and

6.	For purposes of Insuring Agreement H, Uncollectible Items
of Deposit:

(a)	the term ?shareholder? shall be deemed to refer to a
?client of the Discount Broker;? and

(b)	the term ?Fund shares? shall be deemed to refer to
?securities;? and

(c)	the term ?redemptions or exchanges permitted from an
account with the Fund? shall be deemed to refer to ?sales of securities permitted from an account with the Discount Broker;? and

(d)	the term ?Insured Fund? shall be deemed to refer to
the Discount Broker; and

(e)	the final section of the first paragraph (which reads,
?Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund?) shall be deleted; and

7.	The Underwriter will use its best efforts to notify
the Financial Industry Regulatory Authority, Inc.
within 30 days in the event the Bond is substantially modified, terminated or canceled.

It is further understood and agreed that notwithstanding anything to the contrary in this rider or elsewhere in this Bond, for any Discount Brokerage Loss; (a) no coverage shall be available under Insuring Agreements I or J; and (b) the Limit of Liability for each of Insuring Agreements A, C, D, E, F and G shall be $200,000, and the Deductible Amount for each such Insuring Agreement shall be $20,000.

For purposes of this Rider, ?Discount Brokerage Loss? shall mean any loss sustained by Saturna Brokerage Services, Inc. resulting from or in connection with its provision of Discount Brokerage
Services (as defined in Rider No. 2).

It is further understood and agreed that the title in this Rider is included solely for convenience and shall not itself be deemed to be a term or condition of coverage, or a description or interpretation thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

	(1)	letter requesting redemption of $50,000 or less
payable by check to the Shareholder of Record and sent to an Authorized Address; or

	(2)	letter requesting redemption of $50,000 or less by
wire transfer to the Shareholder of Record of an Authorized Bank Account; or

	(3)	written request to a trustee or custodian for a
Designated Retirement Account (?DRA?) which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $50,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $50,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $50,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

	(A)	?Designated Retirement Account? means any retirement
plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

	(B)	?Owner? means the individual for whose benefit the DRA,
or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an
account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)	reasonable efforts are made by the Insured, or by the
entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party
Checks made payable in amounts greater than $100,000
(provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the
Bond),

and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, ?Third Party Check? means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears
to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount
greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, ?Fidelity.?

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any Online Redemption(s) or Online Purchase(s) involving an aggregate amount in excess of Five Hundred Thousand Dollars ($500,000) per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such Online Redemption(s) or Online Purchase(s):

(a)	the Shareholder of Record verifies, by some method other
than an Electronic Transmission effected over the Internet, that each such redemption or purchase has been authorized, and

(b)	if such redemption or purchase is to be effected by wire
to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an Online Transaction shall be Three Million Seven Hundred Thousand Dollars ($3,700,000) and the Deductible Amount applicable to any such Single Loss is Fifty Thousand Dollars ($50,000).

It is further understood and agreed that, notwithstanding
Section 9, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by Online Transactions shall be an aggregate of Three Million Seven Hundred Thousand Dollars ($3,700,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

?Online Purchase? means any purchase of shares issued by an Investment Company, which purchase is requested through an Electronic Transmission over the Internet.

?Online Redemption? means any redemption of shares issued by an Investment Company, which redemption is requested through an Electronic Transmission over the Internet.
?Online Transaction? means any Phone/Electronic Transaction requested through an Electronic Transmission over the Internet.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.


ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (?Phone/Electronic Deductible?) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(a)	a Phone/Electronic Redemption requested to be paid or
made payable by check to the Shareholder of Record and sent to an Authorized Address; or

(b)	a Phone/Electronic Redemption requested to be paid or
made payable by wire transfer to the Shareholder of Record at an Authorized Bank Account,

provided, that the Limit of Liability for a Single Loss as described in (a) or (b) above shall be the lesser of 80% of such loss or $40,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $40,000; in such case the Phone/Electronic Deductible and Limit of Liability set forth in
Item 3 of the Declarations shall control.

For purposes of this Rider, ?Phone/Electronic Redemption? means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) by Telefacsimile, or (c) by transmission over the Internet.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.





ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover loss caused by a Phone/Electronic
Transaction requested:

*	by use of an automated telephone tone or voice
response system,

except insofar as such loss is covered under Insuring Agreement
A ?Fidelity? of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (?ICI Mutual?), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the ?Act?). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future ?insured losses? resulting from certified ?acts of terrorism.? (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified ?acts of terrorism? may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual?s ?insured losses? in excess of ICI Mutual?s ?insurer deductible? until total ?insured losses? of all participating insurers reach $100 billion (the ?Cap on Annual Liability?). If total ?insured losses? of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for ?acts of terrorism.?
However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond
(including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for ?acts of terrorism? is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, ?Federal Share of Compensation? shall mean 80% beginning on January 1, 2020.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.



ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Insuring Agreement E, Forgery or Alteration, is hereby amended to read as follows:

E.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance upon any Written, Original:

(1)	any bills of exchange, checks, drafts, or other
written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, warrants, orders upon public treasuries, or letters of credit; or

(2) 	instructions, requests or applications (collectively,
?Directions?) directed to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of money or Property, or giving notice of any bank account (provided such Directions purport to have been signed or endorsed by (a) any customer of the insured, or (b) any shareholder of or subscriber to shares issued by any Investment
Company, or (c) any financial or banking institution or stockbroker, and further provided such Directions either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, such shareholder or subscriber to shares issued by an Investment Company, or such financial or banking institution or stockbroker); or

(3)	withdrawal orders or receipts for the withdrawal of
Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

which bear (a) a Forgery, or (b) an Alteration, but only to the extent that the Forgery or Alteration directly causes the loss;

PROVIDED, that the signature (except that of a financial or banking institution or a stockbroker) on any Direction shall have a Signature Guarantee, unless such Direction was

i)	to effect any exchange of shares in a registered
account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds; or

ii)	to elect any dividend option available to Fund
shareholders; or

iii)	to redeem Fund shares, where the proceeds of such
redemption are to be payable to (x) the Shareholder of Record at the record address, or (y) an Authorized
Recipient at an Authorized Address, or (z) an Authorized Bank Account; or

iv)	to effect a Designated Transfer of Ownership.

Actual physical possession by the Insured or its authorized representative of the items listed in
(1) through (3) above is a condition precedent to the Insured having relied upon the items.

Any document referred to in clauses (1) or (3) above which authorizes, requests, acknowledges, or gives notice to any matter described in clause (2) above shall be deemed to be a Direction.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

For purposes of this Rider, the following terms have the following meanings:

?Designated Transfer of Ownership? means a change in the record ownership of a registered account of a Fund:

(1)	from the custodian of an account established pursuant to
the Uniform Gift to Minors Act (?UGMA?) to the beneficiary of such account who has attained majority, provided that

(a) 	the Direction ordering the change is received from
such custodian, and

(b) 	proof of the majority of the beneficiary in the form
of a copy of a birth certificate or other official document establishing majority accompanies the
Direction; or

(2)	from an individual to a trustee, or from joint tenants to
joint trustees provided that the name(s) of the Shareholder(s) of Record on the new registration are identical to and include only the name(s) of the Shareholder(s) of Record on the previous registration; or

(3)	from an individual to a sole proprietor, provided that the
name of the sole proprietor Shareholder of Record is identical to that of the individual who was Shareholder of Record on the previous registration; or

(4)	from joint tenants with rights of survivorship to the
surviving joint tenant(s) upon the death of one of the joint tenants, provided that

(a) 	a copy of the death certificate of the non-surviving
joint tenant accompanies the Direction, and
(b) 	the name(s) of the Shareholder(s) of Record on the
new registration are identical to and include only the name(s) of the Shareholder(s) of Record who are the surviving joint tenant owner(s) on the previous registration; or

(5)	which is mandated by a court order, provided that a copy
of the court order accompanies the Direction; or

(6)	which results from a legal change in the name(s) of the
Shareholder(s) of Record as a result of marriage or otherwise, provided that

(a) 	a copy of the marriage license or other legal
document effecting the name change(s) accompanies the Direction, and

(b) 	the new registration contains the name(s) of only
the individual(s) who were the Shareholder(s) of Record on the previous registration.

?Signature Guarantee? means a written guarantee of a signature, which guarantee is made by an Eligible Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934 (?Rule?) and not otherwise excluded under the Rule, provided that with respect to a Signature Guarantee on any request to redeem Fund shares where the proceeds of such redemption exceed $100,000 such redemption request shall be verified in advance by, or an attempt to verify shall be made to, the Shareholder of Record that such redemption has been authorized, unless such Signature Guarantee has been made by (i) a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation, or (ii) a broker which is a member of any Exchange.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of any Insured or any Employee of any Insured where such loss is based upon, arises out of or in any way involves the provision of services to any Plan, EXCEPT loss, otherwise covered by the terms of this Bond, resulting from, or in connection with the business of:

	(a)	the provision of Investment Advisory Services by an
Insured (?Adviser?) to any Third Party Plan that is a client of the Adviser; or

	(b)	the provision of Administrative Services by an Insured to
any Third Party Plan that is a client of the Insured.

It is further understood and agreed that Insuring Agreements C and D only cover loss of Property which an Insured uses or holds, or in which the Insured has an interest, in each case in connection with (a) above.

It is further understood and agreed that notwithstanding the foregoing, this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with, and Insuring Agreements C and D do not cover loss of Property which an Insured uses or holds, or in which it has an interest, in each case in connection with:

(1)	the discretionary voting by or on behalf of any Plan of
Designated Securities owned or held by such Plan, unless, in the case of a vote by or on behalf of the Plan, such vote was pursuant to the direction of a majority of trustees of such Plan who were not then Interested Trustees;

(2)	custodial services for the safekeeping and custody of
securities or other property;

(3)	liability of an Insured arising from its status as the
employer of employees covered by a Plan (including liability arising from the Insured?s failure to collect contributions or to pay benefits); or

(4)	in the case of an Insured acting or purporting to act as a
trustee or ?directed trustee? for any Third Party Plan, any liability of the Insured arising from its actual or alleged status as a fiduciary (within the meaning of the Employee
Retirement Income Security Act of 1974, as amended (?ERISA?))
to any such Third Party Plan or its actual or alleged violation of Section 502(a)(3) of ERISA, except that this subpart (4) shall not preclude indemnification for associated court costs and attorneys? fees for which coverage is otherwise available under General Agreement C of this Bond.

It is further understood and agreed that for purposes of this rider:

(1)	?Administrative Services? shall mean administrative services, including, without limitation, voting securities which are Plan assets, causing Plan assets to be invested as directed in accordance with the Plan, and maintaining records and preparing reports with respect to Plan contributions, participant accounts and investments.

(2)	?Affiliated Entity? means any entity controlling, controlled by, or under common control with an Insured.

(3)	?Designated Securities? means securities issued by an
Insured, or by any Affiliated Entity, or by any Fund to which such Insured or any Affiliated Entity provides any services.

(4)	?Interested Trustee? means any trustee of a Plan who is also
(a) an officer, director, trustee, partner or employee of, or who owns, controls, or holds power to vote 5% or more of the outstanding voting securities of, (i) any Insured (other than such Plan), or (ii) any Affiliated Entity, or (iii) any Fund to which such Insured or any Affiliated Entity provides any services, or (b) an Insured or an Affiliated Entity.

(5)	?Investment Advisory Services? means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

(6)	?Plan? means any retirement or other employee benefit plan,
including any trust relating thereto.

(7)	?Third Party Plan? means any Plan for employees of an entity that is neither an Insured nor an Affiliated Entity.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

SOCIAL ENGINEERING FRAUD

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement M, as follows:

M.	Social Engineering Fraud

Loss resulting directly from the Insured, in good faith, transferring, paying, or delivering money from its own account as a direct result of a Social Engineering Fraud;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Social
Engineering Security Procedures.

The Limit of Liability for a Single Loss under this Insuring Agreement M shall be the lesser of (a) 50% of the amount by which such Single Loss exceeds the Deductible Amount or
(b) $1,000,000 (One Million Dollars), and the Insured shall bear the remainder of any such Single Loss. The Deductible Amount for this Insuring Agreement M is $50,000 (Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate
Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement M shall be $1,000,000 (One Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

This Insuring Agreement M does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.	?Communication? means an instruction that (a) directs an
Employee to transfer, pay, or deliver money from the Insured?s own account, (b) contains a material misrepresentation of fact, and (c) is relied upon by the Employee, believing it to be true.

2.	?Social Engineering Fraud? means the intentional misleading
of an Employee through the use of a Communication, where such
Communication:

(a)	is transmitted to the Employee in writing, by voice
over the telephone, or by Electronic Transmission;

(b)	is made by an individual who purports to be (i) an
Employee who is duly authorized by the Insured to instruct another Employee to transfer, pay, or deliver money, or (ii) an officer or employee of a Vendor who is duly authorized by the Insured to instruct an Employee to transfer, pay, or deliver money; and

(c)	is unauthorized, dishonest or fraudulent and is made
with the manifest intent to deceive.

3.	?Social Engineering Security Procedures? means security
procedures intended to prevent Social Engineering Fraud as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

4.	?Vendor? means any entity or individual that provides
goods or services to the Insured under a pre-existing, written agreement.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.?
ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 15


INSURED	BOND NUMBER

Saturna Capital Corporation	89265123B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 15, 2023	December 15,
2023 to December 15, 2024	/S/ Maggie
Sullivan

PHONE/ELECTRONIC TRANSACTIONS ? INVESTMENT ADVISORY CLIENTS

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding
Insuring Agreement N, as follows:

N.	Phone/Electronic Transactions ? Investment Advisory
Clients

Loss resulting directly from an IAC Phone/Electronic
Transaction, where the request for such IAC Phone/Electronic
Transaction:

1.	is transmitted to the Insured by voice over the
telephone or by Electronic Transmission; and

2.	is made by an individual or entity purporting to be a
Designated Client or an authorized agent of a Designated
Client; and

3.	is unauthorized or fraudulent and is made with the
manifest intent to deceive;

PROVIDED, that the entity receiving such request maintains and follows during the Bond Period all IAC Phone/Electronic
Transaction Security Procedures with respect to all IAC
Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

1.	the failure to pay for securities attempted to be
purchased; or

2.	any transaction involving IAC Account Holdings which had
been improperly credited to a Designated Client?s account where such Designated Client (a) did not cause, directly or indirectly, such holdings to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such transaction; or

3.	any transaction involving IAC Account Holdings where the
transaction proceeds were requested (i) to be paid or made
payable to other than an Authorized IAC Recipient or an
Authorized IAC Bank Account or (ii) to be sent to other
than an Authorized IAC Address;
4.	the failure to adhere to one or more IAC Phone/Electronic
Transaction Security Procedures; or

5.	any IAC Phone/Electronic Transaction request transmitted
by electronic mail or transmitted by any method not subject to the IAC Phone/Electronic Transaction Security
Procedures; or

6.	the failure or circumvention of any physical or electronic
protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement N does not cover loss covered under Insuring Agreement A, ?Fidelity?, Insuring Agreement I,
?Phone/Electronic Transactions?, or Insuring Agreement J,
?Computer Security?.

The Limit of Liability for a Single Loss under this Insuring
Agreement N is $3,000,000 (Three Million Dollars) and the
Deductible Amount is $50,000 (Fifty Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability with respect to any and all loss or losses under this Insuring Agreement N shall be $3,000,000 (Three Million Dollars) for the Bond Period, irrespective of the total amount of all such losses.

It is further understood and agreed that for purposes of this rider:

1.	?Authorized IAC Bank Account? means any IAC Officially
Designated bank account to which transaction proceeds may be sent.

2.	?Authorized IAC Address? means (1) any IAC Officially
Designated address to which transaction proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Designated Client received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Designated Client at least fifteen
(15) days prior to the effective date of such designation.

3.	?Authorized IAC Recipient? means (1) the Designated
Client, or (2) any other IAC Officially Designated person to whom transaction proceeds may be sent.

4.	?Designated Client? means any client, other than an
Investment Company, (a) to which an Insured provides
Investment Advisory Services and (b) which has a written agreement with such Insured authorizing IAC
Phone/Electronic Transactions.

5.	?IAC Account Holdings? shall mean (a) money on deposit in
a Designated Client?s account or (b) a Designated Client?s securities.

6.	?IAC Officially Designated? means designated by the
Designated Client:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee, or
(3)	in writing or by Electronic Transmission, where such
designation is verified via a call back to the Designated Client at a predetermined telephone number provided by the Designated Client in writing to the Insured at least 30 days prior to such call back.

7.	?IAC Phone/Electronic Transaction? shall mean any
transfer, payment, or delivery of IAC Account Holdings, which transfer, payment, or delivery is requested by voice over the telephone or through an Electronic Transaction.

8.	?IAC Phone/Electronic Transaction Security Procedures?
means security procedures for IAC Phone/Electronic
Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.


CERTIFIED RESOLUTIONS

The undersigned, Elliot S. Cohen, Secretary of Amana Mutual Funds Trust, and Saturna Investment Trust, hereby certifies that the following are true and correct resolutions of (i) the Board of Trustees of Amana Mutual Funds Trust adopted on December 11, 2023; and (ii) the Board of Trustees of Saturna Investment Trust adopted on December 14, 2023:

RESOLVED, that the coverage under the proposed Investment
Company Blanket Fidelity
Bond (the ?Fidelity Bond?) issued by ICI Mutual Insurance
Company (?ICI Mutual?),
renewed through December 15, 2024, under which the Amana
Mutual Funds Trust,
Saturna Investment Trust, Saturna Capital Corporation, and
Saturna Brokerage Services,
Inc., are joint insureds, in the amount of $3.7 million, and with a deductible amount of $50,000, be, and hereby is, determined to be reasonable in amount in view of all the circumstances and with consideration including, but not limited to, (i) the number of other parties named as insureds, (ii) the nature of the business activities of such other parties,
(iii) the amount of the joint insured bond, (iv) the amount of the premium for such bond,
(v) the ratable allocation of the premium among all parties named as insureds, (vi) the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond with similar coverage, (vii) the value of the anticipated aggregate assets of the Trust to which any covered persons have access; (viii) peer fund coverages; and (ix) the nature of the securities to be held in the portfolios of the Trust;
be, and hereby is approved; and be it

RESOLVED FURTHER, that the proposed Directors and Officers
Errors and
Omissions Policy (the ?D&O/E&O Policy?) Insurance issued by
ICI Mutual, renewed through December 15, 2024, under which the Amana Mutual Funds Trust, Saturna
Investment Trust, Saturna Capital Corporation, Saturna
Trust Company, and Saturna
Brokerage Services, Inc., are joint insureds, be, and hereby is, determined to be reasonable and of benefit to the shareowners of the Trust; and be it

RESOLVED FURTHER, that participation by the Trust in the Fidelity Bond, D&O/E&O
Policy is in the best interest of each of the portfolios of the Trust; and be it

RESOLVED FURTHER, that the allocation of the premiums for the Fidelity Bond and the Policy among each of the portfolios of the Trust is fair and reasonable to each of the portfolios and such allocation be, and hereby is, approved;
and be it

RESOLVED FURTHER, that the benefits of continuing the Fidelity Bond from the ICI
Mutual, including the opportunity to obtain stable low-cost insurance coverage from ICI Mutual, justify maintaining reserve premiums and making commitments for additional payments, including acceptance of restrictions upon the withdrawal of reserve premiums; and be it

RESOLVED FURTHER, that the Secretary of the Trust is appointed as the officer responsible to file executed fidelity bonds annually as required by Rule 17g-1(h) of the Investment Company Act, including a copy of the executed joint insured bond and a resolution by the majority of the Independent Trustees approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by each insured company.


_/s/ Elliot S. Cohen
Elliott S. Cohen
Secretary
January 16, 2024








Via Email


1401 H Street NW
Suite 1150
Washington, DC 20005


TEL  800.643.4246
FAX  202.682.2425
WEB icimutual.com


November 7,
2023 Mr.
Kalen Hanna
Chief Financial
Officer Saturna
Capital
Corporation 1300
North State
Street
Bellingham, WA
98225-4730

RE:	Saturna Capital Corporation (?Saturna?)
ICI Mutual Investment Company Blanket Bond No.
89265123B (?Bond?) D&O/E&O Liability Insurance
Policy No. 89265123D (?D&O/E&O Policy?)
Dear Kalen:
You have asked that ICI Mutual provide estimates of stand-alone coverage options for comparison purposes in connection with the review and consideration of the above-referenced renewal Bond and D&O/E&O Policy.
As requested, I am pleased to provide the following estimates of what each Saturna Insured would be required to pay if it were to purchase separate coverage through ICI Mutual at the Limit of Liability that you have specified:

Stand-Alone Estimates

Insured
Bond Limit
  Bond
Premium
1
D&O/E&O
Policy
Limit
  Polic
y
Premium
1
Amana Mutual Funds
Tr.
$2,500,000
$12,250
$5,000,000
$102,100
Saturna Investment
Tr.
$750,000
$4,020
$1,000,000
$21,850
Saturna Capital
Corp.
$250,000
$2,050
$1,000,000
$30,550
Saturna Brokerage
$200,000
$1,860
N/A
N/A

You have stated that the premium allocations to the specified Insureds under the Bond and D&O/E&O Policy are based on the respective proportionate shares of the sums of premiums for stand-alone coverages at the Limits of Liability you have specified, as shown in the table above. Based on your statement, I am hereby confirming that (i) the share of total premium for Bond coverage allocated to each identified Insured is less than the premium such company would have paid if it had purchased a separate bond from ICI Mutual; and (ii) the share of total premium for

1 These premiums do not include the requisite Washington State
Premium Tax of 2.0%.

ICI MUTUAL INSURANCE GROUP
ICI MUTUAL INSURANCE COMPANY, A RISK RETENTION GROUP | ICIM
SERVICES, INC. | ICI MUTUAL INSURANCE BROKERS, INC.


Page 2
Mr. Kalen
Hanna
November 7,
2023




D&O/E&O coverage allocated to each identified Insured is less than the premium such company would have paid if it had purchased a separate D&O/E&O policy from ICI Mutual.

If you have any questions, please do not hesitate to call me at (202) 326-5479. Sincerely,


Maggie Sullivan
Vice President and Chief Underwriting Officer



FORM OF JOINT INSURED BOND RECOVERY AGREEMENT
THIS AGREEMENT, executed as of this 11th day of December
2023 between Saturna Capital Corporation, Saturna Brokerage
Services, Inc., and Amana Mutual Funds Trust (?Amana?), and
Saturna Investment Trust (?SIT?), (all of such entities herein referred to as the ?Parties?) this Agreement to become effective as of the date hereof;

WHEREAS, pursuant to the resolutions of the Boards of Trustees of Amana and SIT, the Trustees of each Trust determined and resolved that a fidelity insurance bond as required by Rule 17g-1, under the Investment Company Act of 1940, shall be obtained for each Trust as an insured party issued by the ICI Mutual Insurance Company for the protection of each of the Parties (the ?Bond?). The Boards and disinterested Trustees determined that the Bond is reasonable as to amount as such amount is in excess of the coverage required by Rule 17g-1, giving due consideration to the value of the aggregate assets of the Trusts to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the portfolio of the Trusts; and
WHEREAS, the Trustees further authorized and approved payment by each Trust of its portion of the premium of such Bond giving due consideration to the other parties named as insureds, the nature of the business activities of the other parties, the amount of the joint insured bond, the total amount of the premium for such Bond, the ratable allocation of the premium among the parties named as insureds, and the extent to which the share of the premium allocated to each Trust is less than the premium that Trust would have to pay to provide and obtain a single insured bond; and
WHEREAS, the Trustees authorized and directed the Trusts to enter into an agreement with the other insured parties providing for equitable and proportionate sharing of recovery under the Bond as a result of a loss sustained by a Trust and other named insured or insureds, in the form required by Rule 17g-1;

NOW THEREFORE, IT IS HEREBY AGREED between the Parties that in the event recovery is received under the Bond as a result of a loss sustained by one or more of the Parties as named insureds, each party sustaining such loss shall receive an equitable and proportionate share of the recovery, which amount of share of recovery shall at least be equal to the amount which each party would have received had it provided and maintained a single insured bond with the minimum coverage as required by Rule 17g-1, paragraph (d), subparagraph (1) as amended of the Investment Company Act of 1940.



AMANA MUTUAL FUNDS TRUST

By:
Name: Nicholas
F. Kaiser
Title:
	President


SATURNA CAPITAL
CORPORATION

By:
N
a
m
e
:

J
a
n
e

K
..

C
a
r
t
e
n

T
i
t
l
e
:
	President






SATURNA INVESTMENT TRUST

By:
Name: Jane K.
Carten Title:
	Presiden
t


SATURNA BROKERAGE
SERVICES

By:
N
a
m
e
:

J
a
n
e

K
..

C
a
r
t
e
n

T
i
t
l
e
:

P
r
e
s
i
d
e
n
t


FORM OF JOINT INSURED INSURANCE RECOVERY AGREEMENT
THIS AGREEMENT, executed as of this 11th day of December
2023 between Saturna Capital Corporation, Saturna Brokerage
Services, Inc., Saturna Trust Company, Amana Mutual Funds
Trust (?Amana?), and Saturna Investment Trust (?SIT?) (all of such entities herein referred to as the ?Parties?) this Agreement to become effective as of the date hereof;

WHEREAS, pursuant to the resolutions of the Boards of Trustees of Amana and SIT, determined and resolved that a Directors and Officers Errors and Omissions Insurance
Policy (the ?Policy?), shall be obtained for each Trust as an insured Party issued by the ICI Mutual Insurance Company for the protection of each of the Parties. The Boards and disinterested Trustees determined that the Policy is reasonable as to amount; the Trusts? participation in the Policy is in the best interest of each Trust; and the proposed premium for the Policy to be allocated to each Trust, based on its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by the insured parties, is fair and reasonable to each Trust; and WHEREAS, the Trustees further authorized and approved payment by each Trust of its portion of the premium of such Policy; and
WHEREAS, the Trustees authorized and directed the Trusts to enter into an agreement with the other insured parties providing for equitable and proportionate sharing of recovery under the Policy as a result of a loss sustained by a Trust and other named insured or insureds;

NOW THEREFORE, IT IS HEREBY AGREED between the Parties that in the event recovery is received under the Policy as a result of a loss sustained by one or more of the Parties named as insureds, each such Party sustaining a loss shall receive an equitable and proportionate share of the recovery, which share of recovery shall be at least equal to the ratio that each such Party?s allocated premium bears to the total premiums paid by all Parties sustaining a loss.



AMANA MUTUAL FUNDS TRUST
By:
Name: Nicholas
F. Kaiser
Title:
	President


SATURNA BROKERAGE SERVICES
By:
N
a
m
e
:

J
a
n
e

K
..

C
a
r
t
e
n

T
i
t
l
e
:
	President





SATURNA INVESTMENT TRUST
By:
Name: Jane K.
Carten Title:
	Presiden
t


SATURNA TRUST COMPANY
By:
Nam
e:
Owa
iz
M.
Dad
abh
oy
Tit
le:	President




SATURNA CAPITAL CORPORATION
By:
Name:
Jane K.
Carten
Title:
	Pr
esident





1